News Release
For Immediate Release	Suite 1000, 205 Ninth Ave. S.E. Calgary, Alberta T2G 0R3 Website: www.fording.ca

FORDING FILES 2006 DOCUMENTS

CALGARY, March 9, 2007 – Fording Canadian Coal Trust (TSX: FDG.UN, NYSE: FDG)

today announced that it has filed its audited consolidated financial statements for the year-ended

December 31, 2006 and related management’s discussion and analysis and its annual information form with Canadian security regulatory authorities. The financial statements and management’s discussion and analysis and the Trust’s form 40-F have also been filed with the United States Securities and Exchange Commission. Copies of the documents are available on SEDAR at www.sedar.com, EDGAR at www.sec.gov and the Trust’s website at www.fording.ca.

About Fording

Fording Canadian Coal Trust is an open-ended mutual fund trust and one of the largest royalty trusts in Canada. The Trust makes quarterly distributions to unitholders using royalties received from its 60% interest in the metallurgical coal operations of the Elk Valley Coal Partnership and earnings from its NYCO subsidiaries which are leading producers of the industrial mineral wollastonite. Elk Valley Coal Partnership, comprised of Canada's senior metallurgical coal mining properties, is the world's second largest exporter of metallurgical coal, supplying high-quality coal products to the international steel industry. The Trust’s shares are traded on the Toronto Stock Exchange under the ticker symbol FDG.UN and on the New York Stock Exchange under the symbol FDG.

For further information contact:

Catherine Hart

Investor Relations Analyst

403-260-9817

Email: investors@fording.ca

Website: www.fording.ca